EXHIBIT 4.14

Dated          2016

Guarantor
GASLOG PARTNERS LP
Mortgagee
DNB BANK ASA, LONDON BRANCH

CORPORATE GUARANTEE

Contents

Clause		Page

1	Definitions and Interpretation	1

2	Guarantee	1

3	Perfection and protection of Guarantee	2

4	Limited Recourse	2

5	Guarantee protections	3

6	Financial covenants	5

7	Benefit of Deed	8

8	Governing law and enforcement	8

Schedule 1 Guarantor Information		10

Schedule 2 Form of Compliance Certificate		12

THIS DEED is dated                         2016 and made between:

(1)	GASLOG PARTNERS LP (as described in more detail in Schedule 1) (the Guarantor); and

(2)	DNB BANK ASA, LONDON BRANCH acting in its capacity as agent and as trustee for the Finance Parties (the Mortgagee).

IT IS AGREED as follows:

1	Definitions and Interpretation

1.1	Terms defined in the Facility Agreement have, unless defined differently in this Deed, the same meaning when used in this Deed. In addition, in this Deed:

Facility Agreement means the agreement described in Schedule 1 as it may from time to time be amended, restated, novated or replaced (however fundamentally, including by an increase of any size in any facility made available under it, the alteration of the nature, purpose or period of any such facility or the change of its parties).

Secured Obligations means the indebtedness and obligations undertaken to be paid or discharged by the Obligors under the Finance Documents.

1.2	Clauses 1.2 (Construction), 1.3 (Third party rights) and 1.4 (Finance Documents) of the Facility Agreement and any other provision of the Facility Agreement which, by its terms, purports to apply to all of the Finance Documents and/or any Obligor shall apply to this Deed as if set out in it but with all necessary changes and as if references in the provision to Finance Documents referred to this Deed. For the avoidance of doubt, by virtue of clause 1.4 (Finance Documents) of the Facility Agreement, the Guarantor confirms that the representations and warranties concerning the Guarantor and/or this Deed made or deemed repeated under the Facility Agreement are true and correct.

1.3	The Guarantor confirms it has read and agrees to the terms of the Facility Agreement.

2	Guarantee

2.1	The Guarantor irrevocably and unconditionally (subject always to Clause 4 hereof):

(a)	guarantees to the Mortgagee that it shall, on demand by the Mortgagee, immediately pay or otherwise discharge the Secured Obligations of each other Obligor;

(b)	undertakes with the Mortgagee that whenever another Obligor does not pay or discharge any of the Secured Obligations when they become due for payment or discharge, it shall immediately on (first) demand do so itself, as if it was the principal obligor; and

(c)	agrees on demand to immediately indemnify the Mortgagee against any cost, loss or liability suffered by the Mortgagee if any obligation guaranteed by it is or becomes unenforceable, invalid, void or illegal for any reason and the amount of the cost, loss or liability shall be equal to the amount which the Mortgagee would otherwise have been entitled to recover.

2.2	Nothing in clause 2.1 shall be construed as constituting a guarantee by any Obligor of its own obligations.

2.3	The undertakings of the Guarantor under this clause 2 and the other provisions of this Deed are given to the Mortgagee as agent and trustee for the Finance Parties.

2.4	The independent guarantee under this clause 2 is given with the benefit of clause 4 (Guarantee protections) and the other provisions of this Deed.

3	Perfection and protection of Guarantee

Without prejudice to clause 19.9 (Further assurance) of the Facility Agreement the Guarantor shall, as soon as reasonably practicable, execute all such documents (including notices), deposit all such documents and do all such things as the Mortgagee may reasonably require in order to facilitate the enforcement of this Deed or the exercise of any rights held by the Mortgagee under this Deed.

4	Limited Recourse

4.1	The Mortgagee (acting on behalf of the Finance Parties) hereby agrees that the liability of the Guarantor under this Deed shall be limited in the manner and subject to the terms and conditions set out in this clause 4.

4.2	The Mortgagee acknowledges and agrees that the Guarantor shall not under any circumstances be liable to pay any amount under or in respect of this Deed in excess of:

4.2.1	(prior to the satisfaction of all conditions to Drop Down 1 in accordance with clause 19.6.3 (Change of business or ownership) of the Facility Agreement and to the occurrence of Drop Down 1) the aggregate of:

(a)	the outstanding amount of Advance B, Advance C and Advance D and all accrued interest thereon; and

(b)	such proportion of any other amounts in respect of the Secured Obligations (other than amounts of principal and interest in respect of the Loan) then due and payable by the Obligors, as the Agent in its sole discretion determines shall be payable by Borrower B, Borrower C and Borrower D disapplying, for this purpose, clause 2.3 (Borrowers’ rights and obligations) of the Facility Agreement; or

4.2.2	(following Drop Down 1, but prior to the satisfaction of all conditions to Drop Down 2 in accordance with clause 19.6.3 (Change of business or ownership) of the Facility Agreement and to the occurrence of Drop Down 2) the aggregate of:

(a)	all amounts payable in respect of Advance B, Advance C and Advance D pursuant to clause 4.2.1(a) and (b) above; and

(b)	the outstanding amount of the Advance relative to whichever of Borrower A or Borrower E which, following Drop Down 1, has become a wholly-owned subsidiary of the Guarantor or GPHL and all accrued interest thereon; and

(c)	such proportion of any other amounts in respect of the Secured Obligations (other
2

than amounts of principal and interest in respect of the Loan) then due and payable by the Obligors, as the Agent in its sole discretion determines is payable by that Borrower.

For the avoidance of doubt, the Guarantor’s liability under this Deed shall not be reduced as a result of a Reverse Drop Down.

4.3	The Guarantor agrees that following service of a notice on the Borrowers from the Agent under clause 27.23 (Acceleration) of the Facility Agreement, the Security Agent shall be entitled in its sole discretion to determine the quantum of the Guarantor’s liability in accordance with clause 4.2 and the Security Agent shall only be required to reduce the Guarantor’s liability under such clause by proceeds received by the Security Agent relating to the realisation of assets of the Borrower or Borrowers to which the relevant Advance or Advances referenced under clause 4.2 specifically relate (and only then if the Security Agent is satisfied that the Finance Parties shall be entitled to retain such proceeds).

4.4	Following the satisfaction of all conditions to Drop Down 2 in accordance with clause 19.6.3 (Change of business or ownership) of the Facility Agreement and the occurrence of Drop Down 2 or if all the Borrowers become Subsidiaries of the Guarantor otherwise than by a Drop Down, this clause 4 shall cease to have effect and this Deed shall be read and construed as if this clause 4 is no longer a term of this Deed such that the Guarantor’s obligations under this Deed and shall extend to the whole of the Secured Obligations.

5	Guarantee protections

5.1	This Deed and the obligations of the Guarantor under this Deed are a continuing and independent guarantee and shall, subject to clause 4, extend to the ultimate balance owing in respect of the Secured Obligations, regardless of any intermediate payment or discharge in whole or in part.

5.2	If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the Secured Obligations or any security for them or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of the Guarantor under this Deed shall continue as if the payment, release, avoidance or reduction had not occurred; and

(b)	the Mortgagee shall be entitled to recover the value or amount of that security or payment from the Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

5.3	The obligations of the Guarantor under this Deed shall not be affected by any act, omission, matter or thing which, but for this clause, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or to the Mortgagee or any other Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or any other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any other Obligor;
3

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of, or dissolution or change in the members or status of, any Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

5.4	The Guarantor waives any right it may have of first requiring the Mortgagee or any other Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Deed. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

5.5	Until the Secured Obligations have been irrevocably and unconditionally discharged in full, the Mortgagee and each other Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other money, security or rights held or received by it (or any trustee or agent on its behalf) in respect of the Secured Obligations, or apply and enforce the same in the manner and order it thinks fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any money received from the Guarantor or on account of its liability under this Deed.

5.6	Until all the Secured Obligations have irrevocably and unconditionally been paid in full and unless the Mortgagee otherwise directs, the Guarantor shall not exercise any rights (including rights of set-off) which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)	to be indemnified or reimbursed by another Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents; or

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.
4

If the Guarantor receives any benefit, payment or distribution in relation to such rights it will promptly pay an equal amount to the Mortgagee for application in accordance with clause 33 (Payment mechanics) of the Facility Agreement. This only applies until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full.

5.7	Until all the Secured Obligations have irrevocably and unconditionally been paid in full and unless the Mortgagee otherwise directs, the Guarantor shall be entitled to declare and pay dividends or other distributions or payments (whether in cash or in specie), including any interest and/or unpaid dividends, to its partners, unitholders or holders of “Incentive Distribution Rights” (as such terms are used in the Amended and Restated Agreement of Limited Partnership of the Guarantor), in respect of its equity or any other share capital or warrants for the time being in issue, provided that (a) no Event of Default shall have occurred at the time of declaration or payment of such dividend, distribution or payment nor would occur as a result of the declaration or payment of such dividend, distribution or payment and (b) that following payment of such dividend, distribution or payment the Guarantor holds (on a consolidated basis) Cash and Cash Equivalents of at least four per cent of Total Indebtedness (as defined in Clause 6.1 below).

5.8	This Deed is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

5.9	The obligations of the Guarantor herein contained shall be in addition to and independent of every other security which the Mortgagee may at any time hold in respect of any of the obligations of the Obligors or anyone thereof under the Finance Documents.

6	Financial covenants

The undertakings in this clause 6 remain in force during the Facility Period.

6.1	Financial definitions

In this clause 6:

Cash and Cash Equivalents means cash in hand, deposits with banks which are repayable on demand, short term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less that are subject to an insignificant risk of change in value but exclude (a) any cash that is specifically blocked and charged and (b) cash standing to the credit of any blocked account and charged to the Mortgagee pursuant to any Finance Document.

Compliance Certificate means the certificate substantially in the form set out in Schedule 2 to this Deed (Form of Compliance Certificate) or otherwise approved.

Current Portion of Loans means, the “Current Portion of Loans” as shown in the then most recent Financial Statements of the GasLog Group and as calculated on the basis of the Year 2014 Financial Statements of the GasLog Group

Debt Service means, for any financial period of the GasLog Group (such financial periods being on a rolling 12 month basis), the sum to be the aggregate amount of:

5

(i) scheduled amounts of principal;

(ii) scheduled amounts of Interest thereon (taking into account any applicable hedging contacts); and

(iii) all other amounts in excess of $30,000,000 in aggregate which shall fall due and will be paid by the Guarantor and its Subsidiaries in such period as non recurring fees or upfront fees, costs and expenses, which are in respect of Total Indebtedness, as shown in the then most recent Financial Statements relevant to such period;

EBITDA means, in respect of any period, the consolidated profit on ordinary activities of the GasLog Group before taxation for such period:

(a)	adjusted to exclude Interest Receivable and Interest Payable and other similar income or costs to the extent not already excluded;

(b)	adjusted to exclude any gain or loss realised on the disposal of fixed assets (whether tangible or intangible);

(c)	after adding back depreciation and amortisation charged which relates to such period;

(d)	adjusted to exclude any exceptional or extraordinary costs or income; and

(e)	after deducting any profit arising out of the release of any provisions against a liability or charge and adding back any provision relating to long term assets or contracts,

as shown in the then most recent Financial Statements relevant to such period.

Financial Statements means any of the Annual Financial Statements and Half-Yearly Financial Statements of the GasLog Group referred to and defined as such in clause 18.1 (Financial Statements) of the Facility Agreement.

GasLog Group means the Guarantor and its Subsidiaries for the time being and, for the purposes of this clause 6, any other entity required to be treated as a subsidiary in its consolidated accounts in accordance with GAAP and/or any applicable law.

Interest means, in respect of any specified Financial Indebtedness, all continuing regular or periodic costs, charges and expenses incurred in effecting, servicing or maintaining such Financial Indebtedness including:

(a)	gross interest, commitment fees, financing premia or other financial charges, discount and acceptance fees and administration and guarantee fees, fronting and ancillary facility fees payable or incurred on any form of such Financial Indebtedness; and

(b)	arrangement fees or other up front fees.

Interest Payable means, in respect of any period, the aggregate (calculated on a consolidated basis) of:

6

(a)	the amounts charged and posted (or estimated to be charged and posted) as a current accrual accrued during such period in respect of members of the GasLog Group by way of Interest on all Financial Indebtedness, but excluding any amount accruing as interest in-kind (and not as cash pay) to the extent capitalised as principal during such period; and

(b)	net payments (positive or negative) in relation to interest rate or currency hedging arrangements in respect of Financial Indebtedness (after deducting net income in relation to such interest rate or currency hedging arrangements), as shown in the then most recent Financial Statements relevant to such period.

Interest Receivable means, in respect of any period, the amount of Interest accrued on cash balances of the GasLog Group (including the amount of interest accrued on the Accounts, to the extent that the account holder is entitled to receive such interest) during such period, as shown in the then most recent Financial Statements relevant to such period.

Maximum Leverage means, at any time, the figure calculated using the following formula:

Total Indebtedness

Maximum Leverage =	Total Indebtedness
Total Assets

Total Assets means, the amount of total assets of the GasLog Group on a consolidated basis as determined in accordance with GAAP and shown in the then most recent Financial Statements and calculated on the same basis as the Year 2014 Financial Statements of the GasLog Group.

Total Indebtedness means the aggregate Financial Indebtedness (on a consolidated basis) of the GasLog Group as demonstrated by the Annual Financial Statements and Half-Yearly Financial Statements of the GasLog Group delivered pursuant to clause 18.1 (Financial Statements) of the Facility Agreement.

Year 2014 Financial Statements of the GasLog Group means the Annual Financial Statements of the GasLog Group for the financial year ended 2014.

6.2	Financial condition

The Guarantor shall ensure that at all times:

(a)	the ratio of EBITDA: Debt Service, on a trailing four quarter basis, shall be no less than 1.10:1;

(b)	Maximum Leverage shall not exceed 60%; and

(c)	Cash and Cash Equivalents shall be at least the greater of (a) $15,000,000 and (b) three per cent of Total Indebtedness.

6.3	Financial testing and provision and contents of Compliance Certificate
7

(a)	The Guarantor shall supply a Compliance Certificate to the Agent, with each set of audited consolidated Annual Financial Statements and unaudited Half-Yearly Financial Statements for the GasLog Group delivered by the Borrowers pursuant to clause 18.1.1 (Financial statements) of the Facility Agreement.

(b)	Each Compliance Certificate shall set out (in reasonable detail) computations as to compliance with this clause 5 and provide the most recent annual valuations of all the vessels owned by the GasLog Group.

(c)	Each Compliance Certificate shall be signed by the Chief Financial Officer of the Guarantor or, in his absence, by two directors of the Guarantor.

(d)	The financial covenants set out in clause 6.2 (Financial condition) shall be calculated in accordance with GAAP on a consolidated basis and tested upon receipt of the Annual Financial Statements and Half-Yearly Financial Statements of the GasLog Group by reference to each Compliance Certificate delivered pursuant to clause 6.3(a).

7	Benefit of Deed

The Mortgagee may assign its rights under this Deed to any person appointed as Security Agent under the Facility Agreement. It is intended that this document takes effect as a deed even though the Mortgagee may only execute it under hand.

8	Governing law and enforcement

8.1	This Deed and any non-contractual obligations connected with it are governed by English law.

8.2	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed or any non-contractual obligations connected with it (including a dispute regarding the existence, validity or termination of this Deed) (a Dispute).

8.3	The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and, accordingly, that they shall not argue to the contrary.

8.4	Clauses 8.2 and 8.3 are for the benefit of the Mortgagee only. As a result, the Mortgagee shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Mortgagee may take concurrent proceedings in any number of jurisdictions.

8.5	Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:

(a)	irrevocably appoints the person named in Schedule 1 as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed;

(b)	agrees that failure by the process agent to notify the Guarantor of the process shall not invalidate the proceedings concerned; and
8

(c)	if any person appointed as process agent for the Guarantor is unable for any reason to act as agent for service of process, the Guarantor must immediately (and in any event within ten days of such event taking place) appoint another agent on terms acceptable to the Mortgagee. Failing this, the Mortgagee may appoint another agent for this purpose.

This Deed has been executed as a deed, and it has been delivered on the date stated at the beginning of this Deed.

9

Schedule 1

Guarantor Information

Guarantor

Name:	GasLog Partners LP

Country of formation:	Marshall Islands

Registered number:	950063

Registered office:	Trust Company Complex Ajeltake Road Ajeltake Island Majuro MH96960 Marshall Islands

Process Agent

Name:	GasLog Services UK Ltd.

Registered Office:	81 Kings Road, London SW3 4NX, United Kingdom

Address for service of notices

Address:	c/o GasLog Monaco SAM Gildo Pastor Center, 7 rue du Gabian MC 98000 Monaco

Fax:	+37797975124

Attention:	Simon Crowe

Facility Agreement

Description:	Term Loan Facility Agreement

Date:	2016

Amount of facility:	Up to [$396,500,000][$180,000,000]

Parties:

(a)	Borrowers:	GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd.

(b)	Arrangers:	ABN AMRO BANK N.V., DNB (UK) LTD. and DVB Bank America N.V.
10

(c)	Original Lenders:	The banks and other financial institutions whose names and addresses are set out in Schedule 1 to the Facility Agreement

(d)	Bookrunners:	ABN AMRO BANK N.V. and DNB (UK) LTD.

(e)	Agent:	DNB Bank ASA, London Branch as agent for the Finance Parties from time to time

(f)	Security Agent:	DNB Bank ASA, London Branch as security agent for the Finance Parties from time to time
11

Schedule 2

Form of Compliance Certificate

To:	DNB Bank ASA, London Branch

From:	GasLog Partners LP

Dated:	[•]

Dear Sirs

Corporate Guarantee dated [•] 2016 (the Guarantee) issued in connection with a [$396,500,000][$180,000,000] Facility Agreement dated [•] 2016

1	We refer to the Guarantee. This is a Compliance Certificate. Terms defined in the Guarantee have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that by reference to the [Half-Yearly][Annual] Financial Statements for the GasLog Group for the financial period ending on [•] attached hereto:

(a)	the ratio of EBITDA: Debt Service has been [•] calculated on a four quarter trailing basis (being $[•] EBITDA and $[•] Debt Service) [Requirement being that the ratio of EBITDA to Debt Service is not less than 1.10:1 in each 6 month period.];

(b)	the Maximum Leverage is [•]% (being $[•] Total Indebtedness divided by $[•] Total Assets). [Requirement being that the Maximum Leverage shall not exceed 60%]; and

(c)	our Cash and Cash Equivalents is $[•] (which represents [•]% of Total Indebtedness and more than $15,000,000). [Requirement that Cash and Cash Equivalents is, at all times, not less than the greater of (i) $15,000,000 and (ii) three per cent of Total Indebtedness.].

3	We confirm that no Event of Default is continuing. [If this statement cannot be made, the certificate should identify any Event of Default that is continuing and the steps, if any, being taken to remedy it.]

Signed by:

Chief Financial Officer
For and on behalf of
GasLog Partners LP

12

SIGNATORIES

The Guarantor

EXECUTED and DELIVERED as a DEED	)
by	)
for and on behalf of	)
GASLOG PARTNERS LP	)
pursuant to a power of attorney dated	)
in the presence of:	)	Attorney-in-Fact

Witness

Name:

Address:

Occupation:

The Mortgagee

Signed by	)
DNB BANK ASA, LONDON BRANCH	)

By: